SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at April 17, 2003

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 17, 2003

* Print the name and title of the signing officer under his signature.

TASEKO MINES LIMITED
1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604 684-6365 Fax: 604 684-8092
Toll Free: 1-800-667-2114
http://www.hdgold.com

TASEKO ACQUIRES REMAINING EQUITY IN COPPER REFINERY ENGINEERING BUSINESS

April 17, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture:TKO; OTCBB:TKOCF) announces that the Company has acquired the remaining business of Gibraltar Engineering Services Limited Partnership ("GESL Partnership") under a plan of arrangement. In 2002, Taseko acquired a 38% initial position in these assets comprising primarily technology rights. The current transaction results in a reduction of certain existing Taseko liabilities, which would increase its book value by Cdn$3 million. Further, the acquisition consolidates Taseko's 100% ownership of the copper refinery engineering business of the GESL Partnership. The Company will issue 7.4 million common shares having a deemed value of Cdn$0.47 per share, for total consideration of Cdn$3.5 million. The recipient of the Taseko shares is Vancouver businessman, Norman Cressey, who advises that he has acquired the shares for investment purposes and not with a view to influencing control of the Company. The acquisition has now received necessary TSX Venture and judicial approvals that has resulted in completion of the transaction.

The GESL Partnership is an integrated engineering and contract services business, and it has financed a defined work program and advanced feasibility work for commercializing a new copper refining technology which could potentially be used in connection with the operations at Taseko's Gibraltar copper refining facility.

Gibraltar is a largely equipped 35,000 tonnes per day mine and mill facility maintained on standby with a successful 27-year operating history. Approximately 760 million tonnes of measured and indicated resources are currently outlined on the property, containing 4.7 billion pounds of copper. This amount includes an in-pit (15-year mine plan) sulphide resource of about 189 million tonnes grading 0.31% copper, plus in-pit oxide resources that would be processed in the existing solvent extraction-electrowinning plant. Gibraltar could be made operable in the near term and is an established operation that could quickly capitalize on rising copper market prices.

For further details on Taseko Mines Limited, please visit our website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.